PLURI INC.

Matam Advanced Technology Park

Building No. 5

Haifa, 3508409, Israel

March 27, 2025

Via EDGAR

Doris Stacey Gama

Tim Buchmiller

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Pluri Inc. (the “Company,” “we,” “our” and similar terminology) Preliminary Proxy Statement on Schedule 14A Filed March 14, 2025 File No. 001-31392

Dear Ms. Gama and Mr. Buchmiller,

The purpose of this letter is to respond to the letter of March 26, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, your original comment appears in bold text, followed by our response.

Unless otherwise stated, capitalized terms used herein but not defined herein have the meanings given to such terms in the Proxy Statement.

Proposal No. 6 – Private Placement Proposal, page 14

We note that Proposal No. 6 seeks shareholders of Pluri Inc. to approve the exercise of the Warrants and the issuance of the Consideration Shares in connection with the acquisition of a majority of the equity interests in Kokomodo Ltd. Insofar as your shareholders will not have a separate opportunity to vote on that transaction, please revise your disclosure to include the information required pursuant to Note A of Schedule 14A, including the information set forth in Items 11, 13, and 14 of Schedule 14A. Refer to Question and Answer 151.02 of the Compliance and Disclosure Interpretations for Proxy Rules and Schedules 14A/14C available on our website.

Response:

The Company respectfully advises the Staff that it previously reviewed and considered Item 11, Item 13 and Item 14 (“Item 11”, “Item 13” and “Item 14”, respectively) and Note A (“Note A”) to Schedule 14A, as well as Question and Answer 151.02 of the Compliance and Disclosure Interpretations for Proxy Rules (“Question 151.02”), in determining whether to include in the Proxy Statement any additional disclosures under Item 11, Item 13 and Item 14. The Company determined, and continues to believe, that Item 13 and Item 14 are inapplicable to the Securities Purchase Agreement and the Kokomodo Transaction described in the Proxy Statement (the “Transactions”), and that any information required by Item 11, is already disclosed in the Proxy Statement.

Note A

Note A to Schedule 14 A States that:

“Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.” (emphasis added).

Unlike the underlined portion of Note A, the Company’s shareholders are not being asked to approve the exercise of the Warrants and the issuance of the Consideration Shares as part of an approval of the Transactions. Under the Company’s organizational documents, Nevada Law and Nasdaq listing rules, the Company and its Board had full authority, without the need for shareholders’ approval, to consummate the Transactions. No shareholder vote is being sought via the Proxy Statement with respect to the authorization of additional securities, which are to be used to acquire another specified company, as part of the shareholders vote on the Transactions. Rather, at the Annual Meeting, the Company’s shareholders will be asked to vote on the exercise of the Warrants and issuance of the Consideration Shares solely for purposes of complying with Nasdaq Listing Rule 5635(d) (the “Nasdaq 20% Rule”).

The Nasdaq 20% Rule requires shareholder approval before a listed company can issue 20% or more of its outstanding common stock or voting power in a non-public offering at a price below market value. Here, the Nasdaq 20% Rule is triggered since by the exercise of the Warrants and the issuance of the Consideration Shares, the Company would cross the 20% threshold. The vote of the Company’s shareholders on the exercise of the Warrants and the issuance of the Consideration Shares is independent of, and will neither have any bearing on, nor facilitate, the completion of the Transactions. The Transactions were not contingent upon, nor subject to, shareholder approval. The Company’s shareholders neither have the legal right to unwind the Transactions nor vote upon the Transactions. The only issue before the Company’s shareholders under Proposal No. 6 is with respect to the Nasdaq 20% Rule.

The exercise of Warrants and issuance of Conversion Shares relates to the independent question of whether additional securities may be issued according to the Nasdaq 20% Rule. As disclosed in the Proxy Statement, if shareholders’ approval is not obtained for the exercise of warrants, then the holders of the Warrants will be unable to exercise such Warrants to the extent that the 20% threshold will be crossed, but it will have no bearing on the approval of the transaction pursuant to the Securities Purchase Agreement, in which the Warrants were purchased. Additionally, with respect to the issuance of the Consideration Shares, if shareholders’ approval is not obtained, the relevant information of such scenario is properly disclosed in the Company’s Proxy Statement.

Question 151.02

Question 151.02, which provides guidance interpreting Note A, describes a scenario where the solicitation of shareholder approval by a registrant for the authorization of the issuance of additional shares of common stock following the closing of an acquisition of another company would “involve” such acquisition for purposes of Note A and therefore would require the registrant to include in the proxy statement information about the acquisition called for by Schedule 14A.

The answer to Question 151.02 provides that “A proposal “involves” another matter within the meaning of Note A when information about the other matter that is called for by Schedule 14A is material to a security holder’s voting decision on the proposal presented. The determination as to whether there is a substantial likelihood that a reasonable security holder would consider the information important in making a voting decision on a proposal ultimately depends on all the relevant facts and circumstances.”

The Company has determined, and continues to believe, that the information that is required to be disclosed by Items 13 and 14 is not material to a security holder’s voting decision, because the shareholders’ voting is required only for the purpose of complying with the Nasdaq 20% Rule. As mentioned above, the Company is not seeking shareholder approval for the execution of the Transactions.

Additionally, the answer to Question 151.02 provides that, “The authorization of additional shares of common stock is an integral part of the acquisition because it is necessary for the registrant to meet its obligation under the convertible securities issued as consideration for the acquisition”. However, as disclosed in the Proxy Statement, and as agreed upon by the parties to the Transactions, in case that shareholders approval is not obtained, then (i) the holders of the Warrants will be unable to exercise such Warrants to the extent that the 20% threshold will be crossed, but it will have no bearing on the approval of the transaction pursuant to the Securities Purchase Agreement, in which the Warrants were purchased, and (ii) with respect to issuance of the Consideration Shares, the relevant information of such scenario is properly disclosed in the Company’s Proxy Statement. Therefore, the Company determined and continues to believe that the proposal to authorize additional common shares does not “involve” the acquisition.

Item 11, 13 and 14

Item 11 states that “If action is to be taken with respect to the authorization or issuance of any securities otherwise than for exchange for outstanding securities of the registrant”, then the registrant should furnish specific information. The Company believes that such information, as required by Item 11 of Schedule 14A and the relevant regulations, is already properly included in the Proxy Statement.

In addition, Instruction 1 to Item 13 of Schedule 14A states that “any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted,” and “In the usual case… the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction...” Given the nature of the Transactions disclosed above, the Company does not believe that the information required by Item 13(a) is material for the exercise of Warrants and issuance of the Conversion Shares, because shareholders’ approval is required only for purposes of the Nasdaq 20% Rule, and not for the approval of the Transactions, which the Company and its Board had full authority, without shareholders’ approval, to consummate.

Finally, Item 14(a) of Schedule 14A, “Applicability,” lists the matters for which the subsequent Item 14(b) transaction information is to be provided. These matters are, exclusively, (1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer of all or any substantial part of assets; or (5) a liquidation or dissolution

The approval of Proposal No. 6, as detailed in the Proxy Statement, does not fall within any of the above actions, as the shareholder approval is only required with respect of the exercise of Warrants and issuance of Consideration Shares pursuant to the Nasdaq 20% Rule, and the Transactions were not contingent upon, nor subject to, shareholders’ approval. The Company respectfully submits that the inclusion of information required by Item 14 of Schedule 14A may, in fact, cause confusion regarding the nature of the required shareholders’ vote and mislead shareholders by suggesting that the Company is asking for their vote, in part, to approve the consummation of the Transactions.

In light of the foregoing, the Company respectfully submits that the information required by Items 13 and 14 of Schedule 14A is inapplicable to the decision to be made by the Company’s shareholders under Proposal No. 6 with respect to the exercise of Warrants and issuance of Conversion Shares. Such information, if included in the Proxy Statement, may in fact cause confusion regarding the nature of the required shareholders’ vote and mislead shareholders into believing that, by voting against, they are voting against the consummation of the Transactions.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. If you have any questions or require additional information, please contact our attorneys Ron Ben-Bassat, Esq. at (212) 660-5003, or Howard Berkenblit, Esq. at (617) 338 2979, each of Sullivan & Worcester LLP.

Sincerely,

pluri INC.

By:	/s/ Liat Zalts
Chief Financial Officer

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